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Sit Mutual Funds

Global Investment Outlook & Strategy Update
April 2022

The charts below are part of our Global Investment Outlook and Strategy report (PDF) where we discuss our economic outlook and global investment strategy in more detail. Topics covered in the report include:

- Markets Fear Stagflation and a Central Bank Policy Mistake
- Russia-Ukraine Conflict Exacerbates Stagflation Risks
- U.S. Economy Has Strong Underpinnings, but Slowdown Likely
- Strong Fund Flows are Sustaining Relatively Resilient Equity Markets
- Keeping Portfolios Well-Diversified in Anticipation of More Volatility

Sit Investment Associates was named the number 1 Fund Family
in Barron's magazine's "Best Fund Families of 2021". See the rankings here.

To learn more about our funds, please visit our website at www.sitfunds.com or reach out to one of us.

Keith McFadyen
Director – Investment Advisory
(630) 235-0065
krm@sitinvest.com

Conner Murnighan
Director – Investment Advisory
(312) 550-5809
fcm@sitinvest.com

Equities Bounced Back After Ukraine Invasion, But Macroeconomic Risks Are Mounting
1 Equities Recovering Against Mounting Risks
Equity Index Performance
Cumulative Total Return, YTD 2022
Russia invades Ukraine
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
-12%
-14%
-16%
S&P 500
MSCI Europe
MSCI Emerging Markets
1/3
1/17
1/31
2/14
2/28
3/14
3/28
2 Inflation Exacerbated by Ukraine Invasion
Year-to-Date Price Change, Through 3/31/22
Rotterdam Coal 98%
TTF Natural Gas 48%
Brent Crude Oil 40%
Nickle 60%
Rhodium 38%
Palladium 19%
Barley 41%
Corn 32%
Wheat 24%
S&P GSCI Cmdty. 29%
Bloomberg Cmdty. 25%
3 Surge in CPI Weighing on Economic Outlook
Cumulative Change in Consensus Estimates
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
-0.5%
-1.0%
2022 U.S. CPI
2022 U.S. Real GDP
9/21
10/21
11/21
12/21
1/22
2/22
3/22
4 Market-Implied Fed Funds Rate Climbing
Market-Implied Fed Funds Rate
Based on Fed Funds Futures
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
December 2022
December 2023
9/21
10/21
11/21
12/21
1/22
2/22
3/22

Sources: FactSet, Bloomberg, CME Group, 4/6/22

Sit Mutual Funds
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com